May 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:   Sterling Construction Company, Inc.

Registration Statement on Form S-3

(File No. 333-238001)

Request of Effectiveness

Requested Date: May 15, 2020

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission declare effective the above-captioned registration statement on May 15, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please do not hesitate to contact Alex Layfield or Clint Smith of Jones Walker LLP at (225) 248-2030 and (504) 582-8429, respectively.

Sincerely,

Sterling Construction Company, Inc.

/s/ Ron Ballschmiede
By:	Ron Ballschmiede
Title:	Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer

cc:	Joseph A. Cutillo, Sterling Construction Company, Inc.

Rich Chandler, Sterling Construction Company, Inc.

Alex Layfield, Jones Walker LLP

Clint Smith, Jones Walker LLP

NASDAQ: STRL

1800 Hughes Landing Blvd.  |  Suite 250  |  The Woodlands, TX 77380  |  281.214.0800

an equal opportunity employer